Exhibit 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank at July 31, 2014.

As at July 31, 2014
(in millions of Canadian dollars)
Subordinated Debt	3,948

Total Equity
Preferred Shares(1)	3,040
Common Shares	12,154
Contributed Surplus	310
Retained Earnings	16,724
Accumulated Other Comprehensive Income	991

Total Shareholders’ Equity	33,219
Non-controlling Interest in Subsidiaries	1,081

Total Equity	34,300

Total Capitalization	38,248

Notes:

(1)	Preferred Shares classified under Shareholders’ Equity consist of Class B Preferred Shares Series 13, 14, 15, 16, 17, 23, 25, 27, 29 and 31. For more information on the classification of Preferred Shares, please refer to Note 10 of the unaudited interim consolidated financial statements of Bank of Montreal for the quarter ended July 31, 2014.